ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District, Shanghai 201708

People's Republic of China

October 24, 2022

VIA EDGAR

Mr. Karl Hiller

Ms. Lily Dang

Mr. John Cannarella

Office of Energy & Transportation

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	ZTO Express (Cayman) Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 001-37922

Dear Mr. Hiller, Ms. Dang and Mr. Cannarella,

The Company has received the letter dated September 15, 2022 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time needed to prepare a thorough response. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than November 4, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com, or Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Huiping Yan
Huiping Yan
Chief Financial Officer

cc:	Meisong Lai, Chairman of the Board of Directors and Chief Executive Officer, ZTO Express (Cayman) Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Anna Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP